[King Investment Advisors, Inc. Letterhead]

November 19, 2012

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

King Investment Advisors, Inc. (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, interest, portfolio transaction expenses, and extraordinary expenses) for the Fountainhead Special Value Fund (the "Fund"), a series of the Forum Funds (the "Trust"), so that total annual operating expenses of the Fund do not exceed 1.75%, through March 1, 2014.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very Truly Yours,

King Investment Advisors, Inc.

By: /s/ Roger King

Roger King, President